Exhibit 6

                                    AGREEMENT

      AGREEMENT made this ___ day of June, 1999, between Nomura Pacific Basin Fund, Inc., a Maryland corporation (hereinafter called "Corporation"), and Nomura Asset Management U.S.A. Inc., a New York corporation (hereinafter called "NAM-U.S.A.").

                               W I T N E S S E T H

      WHEREAS, NAM-U.S.A. has entered into a Management Agreement with the Corporation, pursuant to which NAM-U.S.A. agrees to provide, or arrange for the provision of, investment advisory and management services to the Corporation; and

      WHEREAS, the Corporation and NAM-U.S.A. believe that capping the total expenses of each class of shares of the Pacific Basin Portfolio (the "Fund") of the Corporation will enable the Fund to target niches within the load and no-load product market and will benefit the Fund;

      NOW, THEREFORE, the parties hereto do hereby agree as follows:

1. Expense Reimbursement by NAM-U.S.A. NAM-U.S.A. agrees to reduce all or a portion its management fee and, if necessary, to bear certain other expenses (including all expenses allocated pro-rata among the various classes of shares of the Fund, but not including transfer agency fees, distribution-related charges and any other expenses not allocated pro-rata among the various classes of shares of the Fund) associated with operating the Fund to the extent necessary to limit the Fund's annualized expenses to the annual rate of 1.90% of average daily net assets for Class A shares, 2.65% of average daily net assets for Class B shares, and 1.65% of average daily net assets for Class Z shares for the period from August 1, 1999 to March 31, 2000.

2. Duty of Fund to Reimburse. The Fund agrees to reimburse NAM-U.S.A. such deferred fees (but not expenses borne) in later periods to the extent the Fund's expenses fall below the annualized rates of 1.90% of average daily net assets for Class A shares, 2.65% of average daily net assets for Class B shares, and 1.65% of average daily net assets for Class Z shares; provided, however, that the Fund is not obligated to pay any such deferred fees more than two years after the end of the fiscal year in which the fee was deferred.

3. Assignment. No assignment of this Agreement shall be made by NAM-U.S.A. without the prior consent of the Corporation.

4. Duration and Termination. This Agreement shall be effective for the period from August 1, 1999 to March 31, 2000, and shall continue in effect thereafter unless terminated by either of the parties hereto upon written notice to the other of not less than five (5) days. This Agreement shall automatically terminate upon the termination of the Management Agreement.

5. Choice of Law. This Agreement shall be construed in accordance with the laws of New York.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                        NOMURA PACIFIC BASIN FUND, INC.


                                        By______________________________________
                                          Name:
                                          Title:


                                        NOMURA ASSET MANAGEMENT U.S.A. INC.


                                        By______________________________________
                                          Name:
                                          Title:


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